Free Writing Prospectus dated December 5, 2023
Filed pursuant to Rule 433 under the Securities Act of 1933
Supplementing the Preliminary Prospectus dated November 13, 2023
Registration Statement Nos. 333-274648 and 333-274648-01

Consumers 2023 Securitization Funding LLC
(the “Issuing Entity”)

PRICING TERM SHEET

$646,000,000 Senior Secured Securitization Bonds, Series 2023A (the “Bonds”)

December 5, 2023

Issuing Entity:	Consumers 2023 Securitization Funding LLC

Sponsor, Depositor and Initial Servicer:	Consumers Energy Company

Indenture Trustee:	The Bank of New York Mellon

Sole Bookrunner:	Citigroup Global Markets Inc.

Co-Managers:	RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. Drexel Hamilton, LLC Samuel A. Ramirez & Company, Inc.

Expected Ratings
(Moody’s/S&P):	Aaa (sf) / AAA (sf) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Closing Date / Settlement Date:	December 12, 2023
The Issuing Entity expects to deliver the Bonds against payment for the Bonds on or about December 12, 2023, which will be the fifth business day following the date of pricing of the Bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade Bonds prior to the second business day prior to settlement will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2024 In any case where the date on which payment is due shall not be a business day, then payment may be made on the next business day.

Applicable Time:	12:34 PM (Eastern time) on December 5, 2023

Proceeds:	The total price to the public is $645,806,137. The total amount of underwriting discounts and commissions is $2,584,000. The total amount of proceeds to the Issuing Entity before deduction of expenses (estimated to be $4,551,788) is $ $643,222,137. The net proceeds of this offering are estimated to be approximately $638,670,349, after deducting underwriting discounts and commissions and initial costs of the transaction.

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Issuing Entity (Before Expenses)
A-1	1.78	$250,000,000	3/1/2027	3/1/2028	5.55%	99.99006%	0.40000%	$248,975,150
A-2	5.12	$396,000,000	9/1/2030	9/1/2031	5.21%	99.95732%	0.40000%	$394,246,987

Tranche	CUSIP	ISIN
A-1	21071BAA3	US21071BAA35
A-2	21071BAB1	US21071BAB18

(1) Interest on the Bonds will accrue from December 12, 2023 and must be paid by the purchaser if the Bonds are delivered after that date.

Expected Sinking Fund Schedule

Semi-Annual Payment Date	Tranche A-1	Tranche A-2
Closing Date	$0.00	$0.00
9/1/2024	$57,596,092.08	$0.00
3/1/2025	$41,734,168.35	$0.00
9/1/2025	$42,970,334.42	$0.00
3/1/2026	$44,243,115.72	$0.00
9/1/2026	$45,553,596.81	$0.00
3/1/2027	$17,902,692.62	$29,000,201.72
9/1/2027	$0.00	$48,235,462.69
3/1/2028	$0.00	$49,569,896.76
9/1/2028	$0.00	$50,941,247.95
3/1/2029	$0.00	$52,350,537.57
9/1/2029	$0.00	$53,798,815.20
3/1/2030	$0.00	$55,287,159.42
9/1/2030	$0.00	$56,816,678.69
Total Payments	$250,000,000.00	$396,000,000.00

Expected Amortization Schedule
Outstanding Principal Balance per Tranche

Semi-Annual Payment Date	Tranche A-1	Tranche A-2
Closing Date	$250,000,000.00	$396,000,000.00
9/1/2024	$192,403,907.92	$396,000,000.00
3/1/2025	$150,669,739.57	$396,000,000.00
9/1/2025	$107,699,405.15	$396,000,000.00
3/1/2026	$63,456,289.43	$396,000,000.00
9/1/2026	$17,902,692.62	$396,000,000.00
3/1/2027	$0.00	$366,999,798.28
9/1/2027	$0.00	$318,764,335.59
3/1/2028	$0.00	$269,194,438.83
9/1/2028	$0.00	$218,253,190.88
3/1/2029	$0.00	$165,902,653.31
9/1/2029	$0.00	$112,103,838.11
3/1/2030	$0.00	$56,816,678.69
9/1/2030	$0.00	$0.00

Subject to the terms and conditions in the underwriting agreement among the Issuing Entity, Consumers Energy Company and the underwriters, for whom Citigroup Global Markets Inc. is acting as representative, the Issuing Entity has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the Bonds listed opposite each underwriter’s name below:

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Underwriter	Tranche A-1	Tranche A-2
Citigroup Global Markets Inc.	$162,500,000	$257,400,000
RBC Capital Markets, LLC	$31,250,000	$49,500,000
SMBC Nikko Securities America, Inc.	$31,250,000	$49,500,000
Drexel Hamilton, LLC	$12,500,000	$19,800,000
Samuel A. Ramirez & Company, Inc.	$12,500,000	$19,800,000
Total:	$250,000,000	$396,000,000

The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each tranche.

	Selling Concession	Reallowance Discount
Tranche A-1	0.24%	0.16%
Tranche A-2	0.24%	0.16%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

Weighted Average Life Sensitivity

	Expected Weighted	-5% (1.35 Standard Deviations from Mean)		-15% (4.90 Standard Deviations from Mean)
Tranche	Average Life (Years)	WAL (Years)	Change (Days)(1)	WAL (Years)	Change (Days)(1)
A-1	1.78	1.78	-	1.80	7
A-2	5.12	5.12	-	5.13	4

(1) Number is rounded to whole days

For the purposes of preparing the above chart, the following assumptions, among others, have been made:

•	in relation to the initial forecast, the forecast error stays constant over the life of the Bonds and is equal to an overestimate of electricity consumption of 5% (1.35 standard deviations from mean) or 15% (4.90 standard deviations from mean);

•	the Servicer makes timely and accurate filings to make True-Up Adjustments to the Securitization Charges semi-annually;

•	customer charge-off rates are held constant at 0.37% for all classes of customers;

•	days outstanding are based upon historical averages;

•	all Securitization Charges are remitted 43 days after such charges are billed;

•	operating expenses are equal to projections;

•	there is no acceleration of the applicable Final Maturity Date of the Bonds;

•	a permanent loss of all Customers has not occurred; and

•	the issuance date of the Bonds is December 12, 2023.

There can be no assurance that the weighted average lives of the Bonds will be as shown.

Initial Securitization Charges as a Percentage of Customer’s Total Electricity Bill:

Based on the final terms described in this Pricing Term Sheet (including the first interest payment date), page 14 of the Preliminary Prospectus dated November 13, 2023 is revised to replace the paragraph under “Initial Securitization Charges as a Percentage of Customer’s Total Electricity Bill” with the following:

The initial Securitization Charge is expected to represent approximately 3.5% of the total electricity bill, as of September 30, 2023, received by a 659 kWh residential customer of Consumers Energy. When combined with the securitization charges for the Series 2014A Securitization Bonds, the cumulative securitization charges would be expected to represent approximately 4.0% of the total electricity bill, as of September 30, 2023, received by a 659 kWh residential customer of Consumers Energy.

Consumers Energy Company and the Issuing Entity have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Consumers Energy Company and the Issuing Entity have filed with the SEC as exhibits to the registration statement for more complete information about the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Consumers Energy Company, the Issuing Entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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